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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer: Edison Brothers Stores, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number: 280875303

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 280875303

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Advisors, L.L.C.

2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    643,848

6.  Shared Voting Power:

7.  Sole Dispositive Power:

    643,848

8.  Shared Dispositive Power:

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

    643,848

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

    6.9%

12. Type of Reporting Person

    IA; OO




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CUSIP Number: 280875303

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Contrarian Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    269,822

6.  Shared Voting Power:

7.  Sole Dispositive Power:

    269,822

8.  Shared Dispositive Power:

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    269,822

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

    2.9%

12. Type of Reporting Person

    IA; OO




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Item 1(a) Name of Issuer: Edison Brothers Stores, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         501 N. Broadway, P.O Box 14020, St. Louis, MO 63178

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

         Contrarian Capital Advisors, L.L.C ("CCA")
         Contrarian Capital Management, L.L.C. ("CCM")
         411 West Putnam Avenue
         Suite 225
         Greenwich, CT 06830

         Each Reporting Person is a Delaware limited liability company.

    (d) Title of Class of Securities: Common Stock, par value $.01 per share.

    (e)  CUSIP Number: 280875303

Item 3.  This statement is filed pursuant to Rule
13d-1(b)(1).

    /x/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

 Item 4. Ownership.
         (a) Amount Beneficially Owned: CCA - 643,848; CCM -
             269,822.
         (b) Percent of Class: CCA - 6.9%; CCM - 2.9%.
         (c) CCA - 643,848 shares with sole power to vote, direct the vote, dispose of or direct the disposition of; CCM - 269,822 shares with sole power to vote, direct the vote, dispose of or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A





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Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    CONTRARIAN CAPITAL ADVISORS, L.L.C.

By: /s/ Jon R. Bauer
    _________________________
    Jon R. Bauer, Managing Member

    CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

    By: /s/ Jon R. Bauer
    _________________________
    Jon R. Bauer, Managing Member


    Date: February 12, 1998







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                            AGREEMENT


      The undersigned agree that this Schedule 13G dated
February 12, 1998 relating to the Common Stock of Edison Brothers
Stores, Inc. shall be filed on behalf of the undersigned.

                             CONTRARIAN CAPITAL ADVISORS,
                               L.L.C.

                             By:   /s/ Jon R. Bauer
                                 _____________________________
                                 Jon R. Bauer, Managing Member

                             CONTRARIAN CAPITAL MANAGEMENT,
                               L.L.C.

                             By: /s/ Jon R. Bauer
                                 _____________________________
                                 Jon R. Bauer, Managing Member






























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